SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30469; 812-13734]

John Hancock Exchange-Traded Fund Trust, et al.; Notice of Application

April 18, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

Applicants: John Hancock Exchange-Traded Fund Trust ("Trust"); John Hancock Advisers, LLC and John Hancock Investment Management Services, LLC (each, an "Adviser," and collectively the "Advisers"); and John Hancock Funds, LLC ("JHF LLC").

Summary of Application: Applicants request an order that would permit: (a) actively managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Creation Units for redemption; (d) certain affiliated persons of the series to buy securities from, and sell securities to, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to perform creations and redemptions of Creation Units in-kind in a master-feeder structure.[1]

Filing Dates: The application was filed on December 23, 2009 and amended on June 18, 2010, August 29, 2011, August 9, 2012, January 14, 2013, and March 28, 2013.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on May 13, 2013, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Thomas M. Kinzler, Esq., 601 Congress Street, Boston, MA 02210-2805.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812 or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

---

[1] Capitalized terms not otherwise defined in this notice have the same meaning ascribed to them in the application.

Applicants' Representations:

1. The Trust, a Massachusetts business trust, is registered under the Act as an open-end management company. The Trust currently is comprised of a single, actively-managed investment series, John Hancock Global Balanced ETF (the "Initial Fund"). The investment objective of the Initial Fund will be to seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.

2. The Advisers, each of which is a Delaware limited liability company, are registered as investment advisers under the Investment Advisers Act of 1940 (the "Advisers Act"). Each Adviser will be an investment adviser to one or more of the Funds (defined below) and may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, including the other Adviser, to serve as sub-adviser to one or more of the Funds or to a portion of one or more Funds' portfolios (each, a "Sub-Adviser"). Each Sub-Adviser will be registered, or not subject to registration, as an investment adviser under the Advisers Act.

3. The Trust will enter into a distribution agreement with JHF LLC, a Delaware limited liability company, and in the future may enter into a distribution agreement with one or more other distributors. Each distributor will be a broker-dealer ("Broker") registered under the Securities Exchange Act of 1934 ("Exchange Act") and will act as distributor and principal underwriter for one or more of the Funds (the "Distributor"). Applicants represent that the Fund's Listing Exchange (as defined below) will not be affiliated with the Distributor. However, the Distributor may be an "affiliated person," or an affiliated person of an affiliated person, of a Fund's Adviser and/or Sub-Adviser.

4. Applicants are requesting relief to permit the Trust to offer one or more actively managed series that offer exchange-traded Shares with limited redeemability. Applicants request that the order apply to the Initial Fund as well as to additional series of the Trust and other open-end management investment companies, or series thereof, that may be created in the future ("Future Funds," collectively with the Initial Fund, "Funds"). Each Fund will (a) be advised by an Adviser or an entity controlling, controlled by or under common control with the Adviser and (b) comply with the terms and conditions of the application.[2] Each Fund will operate as an actively managed exchange-traded fund ("ETF").

5. The Initial Fund will operate as a single-tier fund that will invest in securities and other instruments, including shares of other investment companies, subject to the limits of section 12(d)(1)(A) of the Act, in accordance with its investment objectives ("Single-Tier Fund"). The Initial Fund and any future Single-Tier Fund may operate as a feeder fund in a master-feeder structure ("Feeder Fund"). No Single-Tier Fund will be permitted to acquire securities of any investment company or company relying on section 3(c)(1) or section 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to acquire securities of its Master Fund, if any, pursuant to the Master-Feeder Relief (defined below) and as otherwise described in condition B.12.

6. Applicants also request relief ("Funds of Funds Relief") to permit management investment companies ("Investing Management Companies") and unit investment trusts ("Investing Trusts," collectively with such Investing Management Companies, "Investing Funds") registered under the Act that are not part of the same "group of investment companies,"

---

[2] All entities that currently intend to rely on the order are named as applicants. Any other existing or future entity, including any investment adviser controlling, controlled by, or under common control with an Adviser, that subsequently relies on the order will comply with the terms and conditions of the application.

within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Funds to acquire Shares of

Single-Tier Funds beyond the limitations in section 12(d)(1)(A). The requested order also would

permit the Single-Tier Funds, any principal underwriter for the Single-Tier Funds, and any

Broker to sell Shares of the Single-Tier Funds beyond the limitations in section 12(d)(1)(B)

("Fund of Funds Relief"). Applicants ask that the Funds of Funds Relief apply to: (1) each

Single-Tier Fund that is currently or subsequently part of the same "group of investment

companies" as the Initial Fund as well as any principal underwriter for the Single-Tier Funds and

any Brokers selling Shares of a Single-Tier Fund to Investing Funds; and (2) each Investing

Fund that enters into a participation agreement ("Participation Agreement") with a Single-Tier

Fund.[3]

7.   Applicants further request that the order permit a Single-Tier Fund to operate as a

Feeder Fund ("Master-Feeder Relief"). Under the order, a Feeder Fund would be permitted to

acquire shares of another registered investment company in the same group of investment

companies having substantially the same investment objectives as the Feeder Fund ("Master

Fund") beyond the limitations in section 12(d)(1)(A) of the Act,[4] and the Master Fund, and any

principal underwriter for the Master Fund, would be permitted to sell shares of the Master Fund

to the Feeder Fund beyond the limitations in section 12(d)(1)(B) of the Act. Applicants request

that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal

underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund. Applicants

state that creating an exchange-traded feeder fund is preferable to creating entirely new series for

---

[3]   An Investing Fund (as defined below) may rely on the order to invest in Single-Tier Funds but not in any other registered investment company or any Fund that does not operate as a Single-Tier Fund. "Investing Funds" do not include the Funds.

[4]   A Feeder Fund managed in a master-feeder structure will not make direct investments in any securities other than the securities issued by its respective Master Fund.

several reasons, including avoiding additional overhead costs and economies of scale for the Feeder Funds.[5] Applicants assert that, while certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds' Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

8. The Funds, or their respective Master Funds, may invest in, among other investments, equity securities and/or fixed income securities traded in the U.S. and/or non-U.S. markets, as well as forward contracts, shares of other ETFs and shares of U.S. or non-U.S. money market mutual funds, other investment companies that invest primarily in short-term fixed income securities or other investment companies, or other instruments, all in accordance with their investment objectives and all of which may be denominated in U.S. dollars or a foreign currency. Funds may also invest in Depositary Receipts.[6] The securities, currencies, derivatives, other assets and other positions held by a Fund (or its respective Master Fund) are referred to herein as its "Portfolio Securities." Funds, including the Initial Fund, that invest all or a portion of their assets in foreign instruments are "Global Funds." If a Fund (or its respective Master Fund) makes use of derivatives, then (a) the Fund's board of directors or trustees ("Board") will periodically review and approve the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and how the Adviser assesses and manages risk with respect to the Fund's (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives and (b) the

---

[5] There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

[6] Depositary Receipts are typically issued by a financial institution (a "Depository") and evidence ownership in a security or pool of securities that have been deposited with the Depository. A Fund (or its respective Master Fund) will not invest in any Depositary Receipt that the Adviser or Sub-Adviser deems to be illiquid or for which pricing information is not readily available. No affiliated persons of applicants or any Sub-Adviser will serve as the Depository for any Depositary Receipts held by a Fund.

Fund's disclosure of its (or, in the case of a Feeder Fund, its Master Fund's) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

9.   Applicants state that each Fund will issue, on a continuous offering basis, Creation Units of a fixed number of Shares (e.g., at least 25,000 Shares) and that the trading price of a Share will range from $20 to $100. All orders to purchase Creation Units must be placed with the Distributor by or through an "Authorized Participant," which is either (a) a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC") or (b) a participant in the Depository Trust Company ("DTC"), which, in either case, has signed a "Participant Agreement" with the Distributor. The Distributor will deliver a confirmation and prospectus ("Prospectus") to the purchaser and will maintain a record of the instructions given to the Trust to implement the delivery of Shares.

10.   Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis.[7] Except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments ("Deposit Instruments"), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments ("Redemption Instruments").[8] On any given Business Day,[9] the names and quantities of the instruments that

---

[7]   Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

[8]   The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A.

constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or redemption, as the "Creation Basket." In addition, the Creation Basket will correspond *pro rata* to the positions in the Fund's portfolio (including cash positions),[10] except: (a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement; (b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;[11] or (c) to-be-announced transactions,[12] short positions, derivatives, and other positions that cannot be transferred in kind[13] will be excluded from the Creation Basket.[14] If there is a difference between the net asset value ("NAV") attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the "Cash Amount").

11. Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances: (a) to the extent there is a Cash Amount, as described above; (b) if, on a given Business Day, a Fund announces before

---

[9] Each Fund will sell and redeem Creation Units on any day the Fund is open, including as required by section 22(e) of the Act (each, a "Business Day").

[10] The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

[11] A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[12] A "to-be-announced transaction" is a method of trading mortgage-backed securities. In a to-be-announced transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount, and price.

[13] This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[14] Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Cash Amount (defined below).

the open of trading that all purchases, all redemptions or all purchases and redemptions on that

day will be made entirely in cash; (c) if, upon receiving a purchase or redemption order from an

Authorized Participant, a Fund determines to require the purchase or redemption, as applicable,

to be made entirely in cash; (d) if, on a given Business Day, a Fund requires all Authorized

Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable)

cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively,

solely because: (i) such instruments are not eligible for transfer through either the NSCC or

DTC; or (ii) in the case of Global Funds, such instruments are not eligible for trading due to local

trading restrictions, local restrictions on securities transfers or other similar circumstances; or (e)

if a Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of

some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because:

(i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient

quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the

investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a

Global Fund would be subject to unfavorable income tax treatment if the holder receives

redemption proceeds in kind.[15]

        12.   Each Business Day, before the open of trading on the Fund's listing Exchange,

each Fund will cause to be published through the NSCC the names and quantities of the

instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any), for

that day. The published Creation Basket will apply until a new Creation Basket is announced on

the following Business Day, and there will be no intra-day changes to the Creation Basket except

---

[15]   A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

to correct errors in the published Creation Basket. An amount representing, on a per Share basis, the sum of the current value of the Fund's Portfolio Securities will be disseminated every 15 seconds throughout the trading day through the facilities of the Consolidated Tape Association.

13. An investor purchasing or redeeming a Creation Unit from a Fund may be charged a fee ("Transaction Fee") to defray transaction expenses as well as to prevent possible shareholder dilution.[16] Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to cover the costs of purchasing those Deposit Instruments. In all cases, the Transaction Fee will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

14. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. The principal secondary market for Shares will be the primary listing Exchange. When Arca or the NYSE is the primary listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker ("Market Maker").[17] The price of Shares trading on an Exchange will be based on a

---

[16] Applicants are not requesting relief from section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund's shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

[17] If Shares are listed on Nasdaq or a similar electronic Exchange (including NYSE Arca ("Arca")), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on the Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares.

current bid/offer market. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

15.   Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs. Market Makers, acting in the role of providing a fair and orderly secondary market for Shares, may from time to time find it appropriate to purchase or redeem Creation Units. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[18] Applicants state that, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund's structure, the secondary market prices for Shares of the Funds should be close to NAV and should reflect the value of each Fund's Portfolio Securities. Applicants do not believe that the Shares will persistently trade in the secondary market at a material premium or discount in relation to the Fund's NAV.

16.   Shares will not be individually redeemable and owners of Shares may acquire those Shares from a Fund, or tender such shares for redemption to the Fund, in Creation Units only. To redeem, an investor must accumulate enough Shares to constitute a Creation Unit. Redemption requests must be placed by or through an Authorized Participant.

17.   Neither the Trust nor any Fund will be advertised or marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "actively managed exchange-traded fund." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually

---

[18]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC Participants.

redeemable and that the owners of Shares may acquire those Shares from the Fund, or tender those Shares for redemption to the Fund, in Creation Units only.[19]

18.   The Trust's website ("Website"), which will be publicly available prior to the public offering of Shares, will include the current Prospectus and may include the Summary Prospectus and Statement of Additional Information ("SAI"). The Website will include additional quantitative information updated on a daily basis, including, for each Fund, daily trading volume, the prior Business Day's market closing price, NAV and Bid/Ask Price, and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Securities held by the Fund (or its respective Master Fund)[20] that will form the basis for the Fund's calculation of NAV at the end of the Business Day.[21]

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (2) of

---

[19]   As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in the application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a prospectus separate and distinct from any other feeder funds; and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

[20]   For Funds that are part of a master-feeder structure, the Fund will disclose information about the securities and other assets held by the Master Fund.

[21]   Under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T+1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

the Act, and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3. Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares will not be individually redeemable, Applicants request an order to permit the Trust to register as an open-end management investment company and issue

13

Shares that are redeemable in Creation Units only.[22] Applicants state that Creation Units will always be redeemable in accordance with the provisions of the Act and that owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Applicants further state that, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that market price of individual Shares will not vary much from NAV.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, rather than at the current offering price described in the Fund's Prospectus or at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal

---

[22]   The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers, and (c) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.　　Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because arbitrage activity will ensure that the difference between NAV and the market price of Shares will not be material.

Section 22(e) of the Act

7.　　Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that the settlement of redemptions of Creation Units of Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets for underlying foreign Portfolio Instruments in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Securities to redeeming investors, coupled with local market holiday schedules, will require a

15

delivery process of longer than seven days. Applicants therefore request relief from section

22(e) in order to provide payment or satisfaction of redemptions within a longer number of

calendar days as required for such payment or satisfaction in the principal local markets in which

the Portfolio Securities of each Global Fund customarily clear and settle, but in all cases no later

than 15 days[23] following the tender of a Creation Unit.[24]

8.   Applicants submit that Congress adopted section 22(e) to prevent unreasonable,

undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants state

that allowing redemption payments for Creation Units of a Global Fund to be made within the

number of days indicated above would not be inconsistent with the spirit and intent of section

22(e).[25] Applicants state that the SAI will disclose those local holidays that are expected to

prevent the delivery of redemption proceeds in seven calendar days and the maximum number of

days needed to deliver the proceeds for each affected Global Fund. Applicants are not seeking

relief from section 22(e) with respect to Global Funds that do not effect creations and

redemptions in-kind.

Section 12(d)(1) of the Act

9.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

---

[23]   Applicants state that, in the past, settlements in certain countries, including Russia, have extended to 15 calendar days.

[24]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade date. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may otherwise have under rule 15c6-1.

[25]   Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the section 22(e) relief requested herein.

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other Broker from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

10.   Applicants request relief to permit Investing Funds to acquire Shares of Single-Tier Funds in excess of the limits in section 12(d)(1)(A) of the Act and to permit the Single-Tier Funds, their principal underwriters and any Broker to sell Shares to Investing Funds in excess of the limits in section 12(d)(1)(B) of the Act.

11.   Applicants submit that the concerns underlying section 12(d)(1) of the Act and the potential and actual abuses identified in the Commission's 1966 report to Congress[26] are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions to address those concerns, which include concerns about undue influence, excessive layering of fees and overly complex structures.

12.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. For instance, the conditions would limit the ability of an Investing Fund's Advisory Group,[27] and Investing Fund's Sub-Advisory Group,[28] to control a

---

[26]   Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324.

[27]   An "Investing Fund's Advisory Group" is the Investing Fund Adviser, Sponsor, any person controlling, controlled by or under common control with the Investing Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Investing Fund Adviser, Sponsor or any person controlling, controlled by or under common control with the Investing Fund Adviser or Sponsor. In this regard, each Investing Management Company's investment adviser within the meaning of Section 29a)(20)(A) of the Act is the "Investing Fund Adviser." Similarly, each Investing Trust's sponsor is the "Sponsor." Each Investing Fund Adviser will be registered or exempt from registration under the Advisers Act.

[28]   An "Investing Fund's Sub-Advisory Group" is any Investing Fund Sub-Adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-Adviser, and any investment company or

Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. The conditions also prohibit Investing Funds and Investing Fund Affiliates[29] from causing an investment by an Investing Fund in a Single-Tier Fund to influence the terms of services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund or a Single-Tier Fund Affiliate.[30] Applicants also propose a condition to ensure that no Investing Fund or Investing Fund Affiliate will cause a Single-Tier Fund to purchase a security from an Affiliated Underwriting.[31]

13.   Applicants propose several conditions to address the potential for excessive layering of fees. Applicants note that the board of directors or trustees of an Investing Management Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("non-interested directors or trustees"), will be required to find that any fees charged under the Investing Management Company's advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. Applicants state that any sales charges and/or

---

issuer that would be an investment company but for section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser.

[29]   An "Investing Fund Affiliate" is defined as the Investing Fund Adviser, Investing Fund Sub-Adviser(s), any Sponsor, promoter or principal underwriter of an Investing Fund and any person controlling, controlled by or under common control with any of these entities.

[30]   A "Single-Tier Fund Affiliate" is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

[31]   An "Affiliated Underwriting" is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-Adviser, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate.

service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. [32]

14. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that a Single-Tier Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent (a) permitted by exemptive relief from the Commission permitting the Single-Tier Fund to acquire shares of other investment companies for short-term cash management purposes or (b) the Single-Tier Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

15. To ensure that an Investing Fund is aware of the terms and conditions of the requested order, the Investing Fund must enter into a Participation Agreement with the respective Single-Tier Fund. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the order only to invest in the Single-Tier Fund and not in any other investment company.

16. Applicants also are seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. Applicants assert that this structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the percentage limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an investment company (in this case,

---

[32] Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

the shares of the applicable Master Fund) if, among other things, that security is the only investment security held in the investing fund's portfolio (in this case, the Feeder Fund's portfolio). Applicants believe the proposed master-feeder structure complies with section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation. To the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and other securities, applicants request relief from sections 12(d)(1)(A) and (B). The Feeder Funds would operate in compliance with all other provisions of section 12(d)(1)(E).

Section 17(a) of the Act

17.   Section 17(a) of the Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person ("Second Tier Affiliates"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an "Affiliated Fund").

18. Applicants request an exemption under sections 6(c) and 17(b) of the Act from sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or Second Tier Affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the Shares of the Trust of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds. Applicants also request an exemption in order to permit a Single-Tier Fund to sell Shares to and redeem Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, an Investing Fund of which a Single-Tier Fund is an affiliated person or Second-Tier Affiliate.[33]

19. Applicants contend that no useful purpose would be served by prohibiting such affiliated persons or Second Tier Affiliates from acquiring or redeeming Creation Units through in-kind transactions. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions. Deposit Instruments and Redemption Instruments will be valued in the same manner as the Portfolio Securities currently held by the relevant Fund. Accordingly, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of the Fund.

---

[33] Applicants are seeking relief for Single-Tier Funds that are affiliated persons or second tier affiliates of an Investing Fund solely by virtue of one or more of the reasons described. Applicants believe that an Investing Fund generally will purchase Shares in the secondary market and will not purchase or redeem Creation Units directly from a Single-Tier Fund. Nonetheless, an Investing Fund could transact in Creation Units directly with a Single-Tier Fund pursuant to the Section 17(a) relief requested. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Single-Tier Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

20.   Applicants also submit that the sale of Shares to and redemption of Shares from an Investing Fund satisfies the standards for relief under sections 17(b) and 6(c) of the Act. Applicants note that any consideration paid for the purchase or redemption of Creation Units directly from a Single-Tier Fund will be based on the NAV of the Single-Tier Fund.[34]

21.   In addition, to the extent that a Fund operates in a master-feeder structure, the Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. Applicants state that the request for relief described above would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, the applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve "overreaching" by an affiliated person. Applicants represent that such transactions will occur only at the Feeder Fund's proportionate share of the Master Fund's net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's NAV. Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. Applicants state that, in effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

---

[34]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund or an affiliated person of such person, for the purchase by the Investing Fund of Shares or (b) an affiliated person of a Single-Tier Fund, or an affiliated person of such person, for the sale by the Single-Tier Fund of its Shares to an Investing Fund, may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgment.

22.   Applicants believe that: (a) with respect to the relief requested pursuant to section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund and will be consistent with the investment objectives and policies of each Investing Fund, and the proposed transactions are consistent with the general purposes of the Act; and (b) with respect to the relief requested pursuant to section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   Actively Managed Exchange-Traded Relief

1.   The requested relief, except for the Fund of Funds Relief and Master-Feeder Relief, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

2.   As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of the Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

4.   The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day's NAV and the market closing price or the Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

5.   No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.   On each Business Day, before the commencement of trading in Shares on the Fund's listing Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Securities held by the Fund (or its respective Master Fund) that will form the basis of the Fund's calculation of NAV at the end of the Business Day.

B.   Section 12(d)(1) Relief

1.   The members of the Investing Fund's Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. The members of the Investing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund (or its respective Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Single-Tier Fund, the Investing Fund's Advisory Group or the Investing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Single-Tier Fund, it will vote its voting securities of the Single-Tier Fund in the same proportion as the vote of all other holders of the Single-Tier Fund's voting securities. This condition does not apply to the Investing Fund's Sub-Advisory

Group with respect to a Single-Tier Fund (or its respective Master Fund) for which the Investing Fund Sub-Adviser or a person controlling, controlled by or under common control with Investing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Single-Tier Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Single-Tier Fund (or its respective Master Fund) or a Single-Tier Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Single-Tier Fund (or its respective Master Fund) or a Single-Tier Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of a Single-Tier Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board of the Single-Tier Fund (or its respective Master Fund), including a majority of the non-interested Board members, will determine that any consideration paid by the Single-Tier Fund (or its respective Master Fund) to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Single-Tier Fund (or its respective Master Fund); (ii) is within the range of consideration that the Single-Tier Fund (or its respective Master Fund) would be required to pay to another

unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Single-Tier Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Single-Tier Fund (or its respective Master Fund) under rule 12b-l under the Act) received from a Single-Tier Fund (or its respective Master Fund) by the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Investing Fund Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Investing Fund Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Single-Tier Fund (or its respective Master Fund), in connection with the investment by the Investing Fund in the Single-Tier Fund. Any Investing Fund Sub-Adviser will waive fees otherwise payable to the Investing Fund Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Single-Tier Fund (or its respective Master Fund) by the Investing Fund Sub-Adviser, or an affiliated person of the Investing Fund Sub-Adviser, other than any advisory fees paid to the Investing Fund Sub-Adviser or its affiliated person by the Single-Tier Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Single-Tier Fund made at the direction of the Investing Fund Sub-Adviser. In the event that the Investing Fund Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.   No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Single-Tier Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.   The Board of each Single-Tier Fund (or its respective Master Fund), including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Single-Tier Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Single-Tier Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Single-Tier Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Single-Tier Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Single-Tier Fund.

8.   Each Single-Tier Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Single-Tier Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9.   Before investing in a Single-Tier Fund in excess of the limits in section 12(d)(1)(A), an Investing Fund will execute a Participation Agreement with the Single-Tier Fund stating, without limitation, that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Single-Tier Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Single-Tier Fund of the investment. At such time, the Investing Fund will also transmit to the Single-Tier Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Single-Tier Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Single-Tier Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the

investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Single-Tier Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No Single-Tier Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent (i) the Single-Tier Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Single-Tier Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash

management purposes, or (ii) the Single-Tier Fund acquires securities of the Master Fund

pursuant to the Master-Feeder Relief.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary